

April 20, 2015

<u>Via E-mail</u>
George Economou
Chief Executive Officer
Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202 CY 1075
Nicosia, Cyprus

> **Re:** **Ocean Rig UDW Inc.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed April 7, 2015**
> **File No. 333-202829**

Dear Mr. Economou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2015 letter.

<u>Selling Shareholders, page 45</u>

1. We note your response to our prior comment 1 and reissue such comment in part. Please confirm that all of the securities offered by the selling shareholders were issued and outstanding prior to the original filing of your registration statement. In this regard, we note your response in your letter dated April 7, 2015 that all of the shares were issued and outstanding prior to filing the amended registration statement. In addition, we note that on page 45 you disclose that a portion of the common shares were previously issued pursuant to restricted stock awards granted under the equity incentive plan dated March 21, 2012, but do not provide the last date such securities were issued. Please also confirm that you have identified each initial offering transaction pursuant to which the selling shareholders acquired the securities to be sold under the registration statement. Specifically, we note that you qualify your discussion of private placements with the

word "primarily." Please revise to include a description of all applicable private placements without qualification. Refer to Securities Act Rule 430B(b)(2).

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director